Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO THE
CERTIFICATE OF INCORPORATION
OF
FORGE GLOBAL HOLDINGS, INC.

Forge Global Holdings, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

1. Pursuant to Section 242 of the DGCL, this Certificate of Amendment to the Certificate of Incorporation (this “Certificate of Amendment”) amends the provisions of the Certificate of Incorporation of the Corporation, as amended (the “Charter”).

2. This Certificate of Amendment has been approved and duly adopted by the Corporation’s Board of Directors and stockholders in accordance with the provisions of Section 242 of the DGCL.

3. Upon this Certificate of Amendment becoming effective, the Charter is hereby amended as follows:

The introductory three sentences of Article IV of the Charter are hereby amended and restated in their entirety to read as follows:

“The total number of shares of capital stock which the Corporation shall have authority to issue is Two Hundred Thirty Three Million Three Hundred Thirty Three Thousand and Three Hundred Thirty Three (233,333,333), of which (i) One Hundred Thirty Three Million Three Hundred Thirty Three Thousand and Three Hundred Thirty Three (133,333,333) shares shall be a class designated as common stock, par value $0.0001 per share (the “Common Stock”), and (ii) One Hundred Million (100,000,000) shares shall be a class designated as preferred stock, par value $0.0001 per share (the “Undesignated Preferred Stock”).

Upon the effectiveness of the filing of this Certificate of Amendment (the “Split Effective Time”), every fifteen (15) shares of Common Stock issued and outstanding or held by the Corporation as treasury shares as of the Split Effective Time shall automatically, and without any further action on the part of the stockholders, be reclassified as one (1) validly issued, fully paid and non-assessable share of Common Stock, without effecting a change to the par value per share of Common Stock (the “Reverse Split”). No fractional shares shall be issued in connection with the Reverse Split. Holders of Common Stock who otherwise would be entitled to receive fractional shares of Common Stock because they hold a number of shares not evenly divisible by the Reverse Split ratio will automatically be entitled to receive cash payment in lieu of any fractional share created as a result of such Reverse Split.

As of the Split Effective Time, a certificate(s) representing shares of Common Stock prior to the Reverse Split shall be deemed to represent the number of post-Reverse Split shares into which the pre-Reverse Split shares were reclassified and combined, subject to the elimination of fractional share interests as described above, until surrendered to the Corporation for transfer or exchange. The Reverse Split shall also apply to any outstanding securities or rights convertible into, or exchangeable or exercisable for, Common Stock of the Corporation and all references to such Common Stock in agreements, arrangements, documents and plans relating thereto or any option or right to purchase or acquire shares of Common Stock shall be deemed to be references to the Common Stock or options or rights to purchase or acquire shares of Common Stock, as the case may be, after giving effect to the Reverse Split.

Except as otherwise provided in any certificate of designations of any series of Undesignated Preferred Stock, the number of authorized shares of the class of Common Stock or Undesignated Preferred Stock may from time to time be increased or decreased (but not below the number of shares of such class outstanding) by the affirmative vote of the holders of a majority in voting power of the outstanding shares of capital stock of the Corporation irrespective of the provisions of Section 242(b)(2) of the DGCL.

The powers, preferences and rights of, and the qualifications, limitations and restrictions upon, each class or series of stock shall be determined in accordance with, or as set forth below in, this Article IV.”

4. This Certificate of Amendment shall become effective at 12:01 a.m., Eastern Time, on April 14, 2025.

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[End of Text]

IN WITNESS WHEREOF, this Certificate of Amendment has been signed on behalf of the Corporation by its duly authorized officer this 14th day of April, 2025.

FORGE GLOBAL HOLDINGS, INC.

By:	/s/ Kelly Rodriques
Name:	Kelly Rodriques
Title:	Chief Executive Officer